                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)


   [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                       OR


   [ _ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from               to
                                                 -------------    -------------

                        Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           CORE LABORATORIES, INC. PROFIT SHARING AND RETIREMENT PLAN
                               6316 Windfern Road
                              Houston, Texas 77040

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Core Laboratories N.V.
                                 Herengracht 424
                                1017 BZ Amsterdam
                                 The Netherlands

                  CORE LABORATORIES, INC.

                  PROFIT SHARING AND RETIREMENT PLAN

                  FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 1999

                  TOGETHER WITH AUDITORS' REPORT

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


                          INDEX TO FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                                DECEMBER 31, 1999



                                                                                                          Page(s)
                                                                                                          -------
Report of Independent Public Accountants..................................................................    1

Financial Statements-
   Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998..................    2
   Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended
     December 31, 1999....................................................................................    3

Notes to Financial Statements.............................................................................   4-8

Supplemental Schedule-
   Schedule of Assets Held for Investment Purposes as of December 31, 1999................................    9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Core Laboratories, Inc. Profit Sharing
and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Core Laboratories, Inc. Profit Sharing and Retirement Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, (Schedule I) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                              ARTHUR ANDERSEN LLP


Houston, Texas
June 12, 2000

                            CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998


                                                  1999             1998
                                               -----------     -----------

ASSETS
Investments, at fair value:
      Life insurance                           $    50,646     $    67,326
      Interest bearing cash                        433,496       1,177,269
      Collective trust fund                      4,635,805       2,320,732
      Common stock                               8,162,300       8,573,164
      Mutual funds                              26,320,437      21,199,791
      Participant loans                            976,412         952,530
                                               -----------     -----------
                                                40,579,096      34,290,812
                                               -----------     -----------

Receivables:
      Participant contributions                    160,388          14,678
      Company contributions                         85,618         733,688
      Accrued interest and
        dividends                                       --         542,343
      Other receivables                             27,557              --
Cash, non-interest bearing                         301,473              --
                                               -----------     -----------
                                                   575,036       1,290,709
                                               -----------     -----------

        Total assets                            41,154,132      35,581,521
                                               -----------     -----------

LIABILITIES
      Excess contributions payable                 415,388              --
      Other payables                                23,024              --
                                               -----------     -----------

        Total liabilities                          438,412              --
                                               -----------     -----------

NET ASSETS AVAILABLE
      FOR PLAN BENEFITS                        $40,715,720     $35,581,521
                                               ===========     ===========


     The accompanying notes to financial statements are an integral part of these financial statements.

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999



                                                              1999
                                                           -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income-
      Interest                                             $   105,608
      Dividends                                              1,508,453
      Net appreciation (depreciation) in fair value of
         investments:
         Life insurance                                        (16,908)
         Collective trust fund                                  (6,571)
         Common stock                                          841,924
         Mutual funds                                        1,870,807
                                                           -----------
                                                             4,303,313
                                                           -----------
Contributions:
         Employee                                            3,078,325
         Rollovers                                             235,106
         Employer                                            1,696,816
                                                           -----------
                                                             5,010,247
Transfers from other plans                                     181,554
                                                           -----------
            Total additions                                  9,495,114
                                                           -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals and retirement benefits                          3,836,829
Excess contributions                                           415,388
Administrative expenses                                        108,698
                                                           -----------
            Total deductions                                 4,360,915
                                                           -----------

NET INCREASE                                                 5,134,199
NET ASSETS AVAILABLE FOR PLAN BENEFITS
         Beginning of year                                  35,581,521
                                                           -----------
         End of year                                       $40,715,720
                                                           ===========





     The accompanying notes to financial statements are an integral part of this financial statement.

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999



1.  SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The Core Laboratories, Inc. Profit Sharing and Retirement Plan (the "Plan" or "Core Plan") was established by Core Laboratories, Inc. (the "Company"), effective October 1, 1994. The following description of key features of the Plan provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions.

PLAN ADMINISTRATOR AND TRUSTEE

The Company is the Plan administrator as defined under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company contracts with The 401K Company (the "Recordkeeper") to maintain the Plan's participant account balances. Austin Trust Company (the "Trustee") is the trustee of all investments held by the Plan. The issuing fund houses are custodians of the mutual fund investments and Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation is custodian of Core Laboratories N.V. common stock (Company Common Stock).

CONTRIBUTIONS

The Plan allows participants to contribute up to 12 percent of their compensation, as defined by the Plan, on a pretax basis. The Company may, at its discretion, elect to make matching contributions to the account of each participant. During 1999, the Company elected to contribute up to 4 percent of each participant's compensation. The Company may, at its discretion, also contribute for a Plan year an additional amount with respect to each participant who has completed one year of service and is employed by the Company on the last day of such Plan year. The Company's board of directors shall determine whether such contribution shall be made for a Plan year. No additional contributions were made to the Plan for 1999.

From 1994 to 1997 participant contributions included excess contributions which were quantified in 1999 and were refunded to participants subsequent to December 31, 1999, as the contributions were determined to be received from certain employees ineligible to participate. A liability for excess contributions payable in the amount of $415,388 has been reflected in the statements of net assets available for plan benefits as of December 31, 1999.

ELIGIBILITY

Substantially all of the Company's employees are eligible to participate in the Plan. Participation may commence upon the later of the first day of the calendar quarter coincident with or following such eligible employee's date of hire or the date on which such employees attain the age of 21, except for Owen Oil Tools, Inc. (Owen Division) employees who may participate after six months of service and attaining the age of 21.

VESTING

Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, total and permanent physical or mental disability, or normal retirement, all such participants become fully vested in Company contributions and related earnings/losses.

INVESTMENT PROGRAM

Participants may invest their contributions, the Company's matching contributions and any additional Company contributions in any of ten mutual funds, one collective trust fund and Company Common Stock.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis. Participants who are seeking guidance in their investment direction can choose from four Asset Allocation Models: Short-Term Model (1-5 years); Medium-Term Model (5-10 years); Long-Term Model (10-15 years) or Longer-Term Model (15+ years).

Participants who select one of the above Asset Allocation Models can also choose to invest a portion of their account balances in the Company Common Stock.

ADMINISTRATIVE EXPENSES

The Plan pays all administrative expenses.

LOANS

The Plan permits participants to borrow a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balances in the Plan. New loans bear interest at treasury rates plus 4 percent and are repaid through payroll deductions over a period not to exceed five years.

WITHDRAWALS AND FORFEITURES

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination, retirement or financial hardship. Participants can withdraw their after-tax contributions in cash without being suspended from making additional contributions to the Plan.

Hardship withdrawals are allowed in the event of immediate and heavy financial need, subject to the Internal Revenue Code of 1986, as amended (the "Code") provisions. The participants can withdraw up to 100 percent of their pre-tax contributions and are suspended for at least 12 months from making additional contributions to the Plan.

Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited. Participants returning to the Company within 60 months of their initial termination are entitled to have their previous account balance reinstated by the Company. During 1999, approximately $36,900 of forfeited balances were utilized to reduce the Company's contributions. At December 31, 1999 and 1998, forfeited amounts of $627,468 and $77,900, respectively, were available to reduce future employer contributions.

PRIORITIES UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are presented under the accrual method of accounting. Distributions to participants are recorded when paid.

The Accounting Standards Executive committee issued AICPA Statement of Position 99-3 Accounting For And Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP) which eliminated the requirement for a defined contribution plan to disclose participant directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

INVESTMENT VALUATION

Pursuant to the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan reports the investments in the financial statements at fair value in accordance with accounting principles generally accepted in the United States.

Investments in mutual funds and common stock are reported at fair value based on quoted market prices. The fair value of the investment in the collective trust fund is based on the market value of the underlying assets, as determined by the investment issuer. The collective trust fund holds investment contracts which are recorded at contract value, which approximates fair value. The average yield of the collective trust fund for the year ended December 31, 1999, was 6.42 percent. Investment income is recorded as earned. Purchases and sales are recorded on a trade-date basis.

Net realized gains or losses on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  INVESTMENTS:

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 1999 and 1998.

                                                            1999                       1998
                                                         ----------                 ----------

IRT Stable Value Fund (Formerly, INVESCO
  Stable Value Fund)                                     $4,635,805                 $2,020,299
Core Laboratories N.V. Common Stock                       8,162,300                  8,573,164
The Bond Fund of America                                  2,352,429                  1,960,233
Washington Mutual Investors Fund                          6,062,841                  5,161,187
EuroPacific Growth Fund                                   2,626,177                          -
Franklin Balance Sheet Investment Fund                    2,792,773                  2,395,737
MFS Emerging Growth Fund                                  3,395,288                  1,855,962
Massachusetts Investors Trust                             3,657,841                  2,826,982

4.   RISKS AND UNCERTAINTIES:

The Plan provides for various investments in a collective trust fund, mutual funds and common stock. Investment securities, in general, are exposed to various risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.


5.   TAX STATUS:

The Plan obtained its latest determination letter on November 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and tax-exempt as of the financial statement dates.


6.   RECONCILIATION OF FORM 5500:

Benefits payable to participants are included in net assets available for plan benefits and are not reflected as a liability in the financial statements. As of December 31, 1999 and 1998, the benefits payable to participants total $285,181 and $80,340, respectively. The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 1999 and 1998:

                                                                                   1999                 1998
                                                                              -------------        ------------
Net assets available for plan benefits per the financial statements           $ 40,715,720         $ 35,581,521
   Less-
     Current distributions payable to participants at end of year                 (285,181)             (80,340)
                                                                              ------------         ------------
Net assets available for plan benefits per the Form 5500                      $ 40,430,539         $ 35,501,181
                                                                              ============         ============


The following is a reconciliation of withdrawals and retirement benefits per the financial statements to the Form 5500 for the year ended December 31, 1999:

                                                                                                       1999
                                                                                                   ------------
Withdrawals and retirement benefits per the financial statements                                   $  3,836,829
   Add-
     Current-year distributions payable to participants at end of year                                  285,181
   Less-
     Prior-year distributions payable to participants at end of year                                    (80,340)
                                                                                                   ------------

Withdrawals and retirement benefits per the Form 5500                                              $  4,041,670
                                                                                                   ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


7.  TRANSFERS FROM OTHER PLANS:

Effective July 1, 1999, the Coherence Technology Company, Inc. 401(k) Plan was merged with the Core Plan, transferring assets of $181,554.

8.  RELATED PARTY TRANSACTIONS:

The Plan provides for investment in shares of the Company Common Stock. As the Company is the Plan sponsor, these transactions qualify as party-in-interest transactions.

9.  SUBSEQUENT EVENTS:

In conjunction with the Company's definitive merger agreement with Reservoirs Inc. ("Reservoirs"), the Company has merged Reservoirs Inc. 401(k) Plan into the Company's Plan effective January 1, 2000.

The Plan was amended effective January 1, 2000, to increase participant contributions from 12 percent up to 15 percent of compensation.

Effective June 1, 2000, the Company replaced the Massachusetts Investors Trust and the MFS Emerging Growth Fund with the Putnam Growth Opportunities A Fund and the Lord Abbett Developing Growth A Fund, respectively.

                                                                      SCHEDULE I

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

          Identity of Issue                       Description of Investment              Cost          Current Value
-----------------------------------      --------------------------------------          ----          -------------
Conseco Life Insurance Company           Cash surrender value of life insurance
                                         policies                                         (a)          $      50,646

Alliance Capital Management Corp.        Alliance Capital Reserves                        (a)                 25,894

The American Funds Group                 The Cash Management Trust of America             (a)                407,602

Institution Trust Company                IRT Stable Value Fund                            (a)              4,635,805

Core Laboratories N.V.*                  Core Laboratories N.V. Common Stock              (a)              8,162,300

The American Funds Group                 The Bond Fund of America                         (a)              2,352,429

The American Funds Group                 Washington Mutual Investors Fund                 (a)              6,062,841

The American Funds Group                 EuroPacific Growth Fund                          (a)              2,626,177

Franklin/Templeton                       Templeton Foreign Smaller Companies Fund -
                                         Class A                                          (a)              1,063,267

Franklin/Templeton                       Templeton Developing Markets Trust -
                                         Class A                                          (a)              1,171,615

Franklin/Templeton                       Franklin Balance Sheet Investment Fund -
                                         Class A                                          (a)              2,792,773

Franklin/Templeton                       Franklin Real Estate Securities Fund -
                                         Class A                                          (a)              1,534,265

Massachusetts Financial Services         MFS Emerging Growth Fund - Class A               (a)              3,395,288
Company (MFS)

Massachusetts Financial Services         Massachusetts Investors Trust - Class A          (a)              3,657,841
Company (MFS)

The Vanguard Group                       Vanguard 500 Index Fund                          (a)              1,663,941

Core Laboratories, Inc. Profit           Participant Loans (interest rates ranging
      Sharing and Retirement Plan*       from 3.00% to 10.75%)                            (a)                976,412
                                                                                                       -------------

                                         Total assets held for investment purposes                     $  40,579,096
                                                                                                       =============
 *   Party-in-interest
(a)  Cost omitted for participant directed investments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




Dated:  June 28, 2000



                                         CORE LABORATORIES, INC.
                                         PROFIT SHARING AND RETIREMENT PLAN

                                         By: /s/ Richard L. Bergmark
                                            -----------------------------------
                                             Richard L. Bergmark

                                INDEX TO EXHIBIT


 EXHIBIT
 NUMBER                            DESCRIPTION
 -------                           -----------
   23             - Consent of Independent Public Accountants